Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

Memo

To:	All Computer Horizons Employees
From:	William Murphy
Date:	August 5, 2005
Re:	Update on Proposed Merger with Analysts International

Today we began mailing our joint proxy statement to our shareholders in connection with the proposed merger between CHC and Analysts International. As you know, both companies' shareholders must vote to approve the merger before it can be completed. Both companies' special meetings of shareholders are scheduled for September 2, 2005.

We are very excited about this transaction because it will create one of the largest IT Services companies in the United States. As a combined company, we will be better positioned to compete effectively against larger companies by providing a broader platform of products and services to a larger and more geographically diverse client base. Following the approval of both CHC and Analysts International shareholders on the proposed merger and of CHC's shareholders on the proposal to change CHC's name, the combined company will be renamed International Horizons Group.

We also look forward to the new career opportunities that the merger with Analysts International will create for our employees. We believe that, by being part of a larger, stronger, more focused industry leader, our employees will be offered greater opportunities for professional growth and development.

Since many of our valued employees are also shareholders of CHC, I also wanted to briefly address recent statements made by a small group of shareholders comprised of Crescendo Partners II and its affiliates and two trusts and their respective trustees calling themselves the Computer Horizons Full Value Committee. The Crescendo Group, which, as a group, owns about 10.3% of CHC's stock, has stated publicly that it opposes the proposed merger between CHC and Analysts and has filed preliminary proxy materials in opposition to the merger. Your Board of Directors and management team are reviewing the proxy materials and other communications of the Crescendo Group, and plan to aggressively counter the arguments made by the group against the merger. We believe that the Crescendo Group's proxy statement and public statements show a lack of understanding of our business and industry, as well as a lack of vision about the future of our company. While the Crescendo Group is critical of the merger, the group's public statements do not provide any specifics regarding their plans for CHC. Moreover, the group has disclosed its intention to try to remove the current members of your Board of Directors and to replace them with the Crescendo Group's nominees but the identities, credentials and qualifications of these nominees have yet to be disclosed.

While we respect that the Crescendo Group has a difference of opinion on the merger, we do not believe that the group has the best long-term interests of our shareholders, employees, clients and business in mind. I can assure you that we are 100% committed to completing the merger with Analysts, and we are aggressively planning for the success of the combined company. Your Board and management firmly believe that this merger is in the best interests of our shareholders, employees, clients and partners, and will enable CHC's assets to be showcased in a much more powerful growth engine.

We currently anticipate that the merger will be completed before the end of the third quarter, following the approval of both companies' shareholders at the special meetings of shareholders. Because of the historical similarities between CHC and Analysts International, including our compatible cultural and business practices, we anticipate that the integration will be smooth and successful.

I thank you for your continued support as we move forward into this next stage of our growth. As always your questions are welcomed. We are committed to ensuring that you are fully informed about the progress we are making and look forward to providing additional updates to you as the transaction progresses.

Regards,

Bill Murphy

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements included in this communication are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this press release to reflect events or circumstances after the date of this release or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation has filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.